SAMSUNG ELECTRONICS
SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250 Taepyung Ro, 2Ga,
Choong Ku, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

March 5, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Heejin Yang
Title: Associate

The resolutions of 33rd Ordinary shareholders' General Meeting

1. Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings (Draft) for the 33rd fiscal year (January 1, 2001 ~ December 31, 2001)

☐ The balance sheet, the statement of income and the statement of appropriation of retained earnings (draft) for the 33rd fiscal year are approved in accordance with Article 449 of the Commercial Code.

-. The 33rd Summary of Financial Statement

(Million Korean Won)

Assets	27,919,406	Sales	32,380,374
Aggregate Liabilities	8,445,657	Ordinary Income	3,082,607
Capital Stock	882,117	Net Income for the year	2,946,935
Aggregate Shareholders' Equity	19,473,749	Earning Per Share	17,461 (Korean Won)

-. Details of Scheduled Dividend Declaration

· Dividend per share: 2,000 Won for common shares
2,050 Won for preferred shares
※ The aforesaid dividend per share does include interim dividends.

· Propensity to dividends : 11.49%

· Total amount of dividend : 338,499,951,200 KRW

· Current value dividend rate
: Common share 0.78%, Preferred share 1.92%

· Par value dividend rate
: Common share 40%. Preferred share 41%

2. Partial Amendment of the Article of Incorporation

☐ The amendment to the Articles of Incorporation is approved in accordance with Article 433 of the Commercial Code.

3. Appointment of Directors

☐ Appointment of Director is approved in accordance with Article 382 of the Commercial Code and Article 24 of the Articles of Incorporation.
: In-Joo Kim: recommended by the Board of Directors

4. Grant of Stock Option

☐ In accordance with the relevant provisions of Article 340-2 of the Commercial Code and Article 189-4 of the Securities and Exchange Law, the name of the persons to be granted stock options, method of granting thereof, exercise price and matters concerning the adjustment thereof, exercise period and the class and number of shares to be issued for the stock options are approved.

5. Approval of the Remuneration for Directors

☐ The remuneration to be paid to directors during the 34th fiscal year is approved in accordance with Article 388 of the Commercial Code and Article 34 of the Articles of Incorporation.

-. The ceiling amount of the remuneration for the 33rd fiscal year: 40 billion Won

-. The executed amount during the 33rd fiscal year
: 26.1 billion Won

-. The proposed amount for the 34th fiscal year
: 50 billion Won

※ Number of directors in the current year
: 14 in total (Outside directors 7)

Investment on TFT-LCD Manufacturing Line

1. Details

- Contents : Investment on TFT-LCD panel manufacturing line at Chun-An
- Amount : a total of 755.3 billion Korean Won
- Investment Period : February, 2002 ~ February, 2003

2. Purpose of Investment

- Prepare for the fast growth of PC monitors and LCD TV markets

Investment on Semiconductor Manufacturing Line

1. Details

- Contents : Investment on Semiconductor manufacturing line at Giheung
- Amount : a total of 175 billion Korean Won
- Investment Period : February, 2002 ~ June, 2002

2. Purpose of Investment

- Securing next generation manufacturing line to maintain the leadership in DRAM industry
- Enhancing cost competitiveness